EXHIBIT 99.1

MAG Silver Announces the Appointment of Tim Baker as a Director

VANCOUVER, British Columbia, March 31, 2021 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) is pleased to announce that Mr. Tim Baker has joined the Company as a member of the Board of Directors.

Mr. Baker has a B.Sc. in Geology from Edinburgh University and has substantial experience in operating international mines and projects. He was Executive Vice President and Chief Operating Officer of Kinross Gold Corporation prior to retiring in 2010. Prior to joining Kinross, he was with Placer Dome, where he held several key roles including Executive General Manager of Placer Dome Chile, Executive General Manager of Placer Dome Tanzania and Senior Vice President of the copper producing Compañia Minera Zaldivar. Mr. Baker is currently Chair of Golden Star Resources, a director of Sherritt International Corporation and serves on the Triple Flag Precious Metals Corp. Advisory Board. Mr. Baker has previously been a director on the boards of Augusta Resources Corp., Antofagasta PLC, Eldorado Gold Corp., Rye Patch Gold (later Alio Gold) and Pacific Rim Mining Corp. Mr. Baker is a member of the Institute of Corporate Directors.

"We are very pleased that Tim has joined our Board," said Peter Barnes, Chairman of MAG. "He brings a wealth of operational experience to MAG, which furthers our ability to enhance shareholder value as Juanicipio becomes a major silver producer."

Mr. Baker replaces Rick Clark, who has resigned as a member of the Board so that he may focus his efforts on other professional duties. On behalf of the Company and its shareholders, Mr. Barnes extends a special thank you to Mr. Clark for his contributions to the Company through his years of service as a Director. The Board and management all wish him well in his future endeavours.

About MAG Silver Corp. (www.magsilver.com )

MAG Silver Corp. (MAG: TSX / NYSE A) is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed in a Joint Venture partnership with Fresnillo Plc (56%), the Operator. Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, and the Joint Venture is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant which is expected to commence commissioning in Q4-2021. Underground mine production of development material commenced in Q3-2020. As well, MAG has an expanded exploration program in place, targeting multiple highly prospective targets both at the Juanicipio Joint Venture and at the Deer Trail 100% earn-in project in Utah.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone:  (604) 630-1399
Toll Free: (866) 630-1399
Website:  www.magsilver.com
Email: info@magsilver.com